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August 12, 2020	Nathaniel Segal Counsel +1 312 609 7747 nsegal@vedderprice.com

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company — Initial Registration Statements on Form S-3

Brighthouse Life Insurance Company:

Brighthouse Shield® Level 10 Annuity (File No. 333-238213)

Brighthouse Shield® Level Select Advisory Annuity (File No. 333-238215)

Brighthouse Life Insurance Company of NY:

Brighthouse Shield® Level 10 Annuity (File No. 333-238214)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY,” and together with BLIC, the “Registrants”), we are responding to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on August 6, 2020 with regard to the registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on May 13, 2020, which relate to three individual single premium deferred index-linked separate account annuity contracts (referred to herein as the “Contracts”) to be issued by BLIC or BLNY, specifically: (1) the Brighthouse Shield® Level Select Advisory Annuity issued by BLIC (“BLIC Advisory”); (2) the Brighthouse Shield® Level 10 Annuity issued by BLIC (“BLIC Level 10”); and (3) the Brighthouse Shield® Level 10 Annuity issued by BLNY (“BLNY Level 10”).

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Mr. Sonny Oh

August 12, 2020

For ease of reference, each of the additional comments of the Staff is set forth below, followed by the Registrants’ response.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses. Page references refer to the marked courtesy copy of the BLIC Level 10 prospectus provided to the Staff. Notwithstanding the foregoing, the Registrants understand and acknowledge that each of the Staff’s additional comments pertain to each of BLIC Advisory, BLIC Level 10 and BLNY Level 10.

1.	Death Benefits – General Death Benefit Provisions (page 31)

Comment:    In the section titled “Death Benefits,” please confirm whether the parenthetical disclosure in the first sentence of the “General Death Benefit Provisions” sub-section is sufficiently clear.

Response:    The Registrants have confirmed that they have reviewed the foregoing disclosure and are comfortable with the disclosure as currently stated.

2.	Additional Information regarding IRAs – Purchase payments (page 42)

Comment:    In the section titled “Federal Tax Considerations,” under the sub-section header captioned “Additional Information regarding IRAs—Purchase payments,” please confirm whether the disclosure in the second paragraph regarding contributions to Roth IRAs after age 70 1⁄2 was appropriately deleted or revise and/or retain the disclosure as appropriate.

Response:    The Registrants note that the deleted disclosure was intended to clarify that the prohibition on contributions to IRAs after age 70 1⁄2 did not apply to Roth IRAs. However, since the Setting Every Community Up for Retirement Enhancement Act (SECURE Act) eliminated the age restriction on making contributions to IRAs, there is no difference in this respect between traditional IRAs and Roth IRAs. Therefore, the Registrants confirm that the deletion at issue was appropriate.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (312) 609-7747 or W. Thomas Conner at (202) 312-3331, with questions or comments.

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Mr. Sonny Oh

August 12, 2020

Very truly yours,

/s/ Nathaniel Segal
Nathaniel Segal
Counsel

NS/daa

cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

W. Thomas Conner, Vedder Price

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